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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.1)

                    Under the Securities Exchange Act of 1934

                             SPECIALTY CATALOG CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   84748Q-10-3
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                                 (CUSIP Number)

                            Jeffrey S. Tullman, Esq.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 30, 2000
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO. 84748Q-10-3                                          Page 2 of 5 Pages
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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1        MARTIN E. FRANKLIN
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
2        NOT APPLICABLE                                                  (b) [ ]
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3        SEC USE ONLY
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         SOURCE OF FUNDS*

4        PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]
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         CITIZENSHIP OR PLACE OF ORGANIZATION

6        United Kingdom
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                               SOLE VOTING POWER

                        7      336,754
  NUMBER OF             --------------------------------------------------------
   SHARES                      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              8      0
    EACH                --------------------------------------------------------
  REPORTING                    SOLE DISPOSITIVE POWER
   PERSON
    WITH                9      336,754
                        --------------------------------------------------------
                               SHARED DISPOSITIVE POWER

                        10     0
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11       336,754
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13       7.7%
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         TYPE OF REPORTING PERSON*

14       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

    (i)    Name and Issuer: Specialty Catalog Corp.

    (ii) Address of the Principal Executive Offices of Issuer: 31 Bristol Drive, South Easton, MA 02375.

    (iii)  Title of Class of Equity Securities to which this Statement relates:
           Common Stock, $0.01 par value (the "Common Stock").

Item 2.  Identity and Background.

    (a-c) This statement is being filed on behalf of Martin E. Franklin (the "Reporting Person"). Mr. Franklin's principal employment is as Chairman and Chief Executive Officer of Marlin Holdings, Inc. The business address and principal office of the Reporting Person is 555 Theodore Fremd Avenue, Rye, New York 10580.

    (d)(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)    Mr. Franklin is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

    Mr. Franklin acquired 105,000 shares in open market purchases at $3 per share on March 30, 2000 for a total purchase price of $315,000. Mr. Franklin used his personal funds to acquire the Common Stock.

Item 4.  Purpose of Transaction.

The Shares have been acquired by the Reporting Person for investment purposes only. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Person may at any time and from time to time acquire additional Shares. The Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

    (a)(b) Mr. Franklin beneficially owns an aggregate of 333,188 shares of the Company's Common Stock and holds 3,566 options to buy Common Stock currently exercisable, or 7.7% based on 4,351,386 shares of Common Stock outstanding as disclosed in the Company's Form 10-Q for the quarter ended October 2, 1999 as filed with the Securities and Exchange Commission. Mr. Franklin is a director of the Company. Mr. Franklin has the sole power to vote and the sole power to dispose of the 333,188 shares of Common Stock and 3,566 options he beneficially owns.

    (c)    None.

    (d)    None.

    (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

    Note that the transactions previously reported on Schedule 13D of Specialty Catalog Corp., dated December 2, 1999, described in Items 4 and 6 thereof, have been terminated and sole voting power has been restored to Mr. Franklin's shares of Company Common Stock.

    On January 2, 1998, Mr. Franklin was granted 2,667 options to purchase Common Stock pursuant to the Specialty Catalog Corp. 1996 Stock Incentive Plan, as amended, 20% of which become exercisable on and after each of the first five
(5) anniversaries of the date of the grant. Presently, 1,601 options remain unvested.

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 5, 2000
                                            /s/ Martin E. Franklin
                                            ------------------------------------
                                            Martin E. Franklin